Exhibit 12

ArvinMeritor, Inc.
Computation of Ratio of Earnings to Fixed Charges
Year Ended September 30, 2010

Earnings Available for Fixed Charges (A):

Pre-tax income from continuing operations	$60

Less:
Equity in earnings of affiliates, net of dividends	(37)
23
Add: fixed charges included in earnings:
Interest expense	114
Interest element of rentals	5
Total	119

Total earnings available for fixed charges:	$142

Fixed Charges (B):
Fixed charges included in earnings	$119
Capitalized interest	—
Total fixed charges	$119

Ratio of Earnings to Fixed Charges	1.19
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(A)	“Earnings” are defined as pre-tax income from continuing operations, adjusted for undistributed earnings of less than majority owned subsidiaries and fixed charges excluding capitalized interest.

(B)	“Fixed charges” are defined as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.